Exhibit 99.101

J.P. MORGAN ASSET MANGEMENT (UK) LTD. PLACEMENT, MANAGEMENT REALIGNMENT AND EXERCISE OF WARRANTS

For Immediate Release	June 2, 2010

Rio Alto Mining Limited (“Rio Alto” or the “Company”) (TSXV & BVL: RIO, OTCQX: RIOAF, DB Frankfurt: MS2) is pleased to announce that it has closed a private placement of common shares with JP Morgan Asset Management (U.K.) Ltd. for gross proceeds of $7,752,000. At closing 10,200,000 common shares were issued at a price of 76 cents per share. The Company will pay a cash finder’s fee of $542,640 for assistance in arranging the placement.

The objective of J.P. Morgan Asset Management (UK) Ltd. is to provide a portfolio primarily of shares in companies throughout the world engaged in the production and marketing of commodities. The fund aims to provide its investors with capital growth over the long term.

The net proceeds of the private placement will be used by Rio Alto for the development of the La Arena gold oxide project, commencement of a systematic exploration program at La Arena focused on increasing the Company´s oxide and sulphide resource base, initiating a definitive feasibility study on the future development of the La Arena copper/gold/molybdenum sulphide project and for general corporate purposes.

The common shares issued pursuant to the private placement are subject to a statutory resale restriction period of four months and a day from the day of issue. The completion of the private placement is subject to final approval from the TSX Venture Exchange.

Dr. Klaus Zeitler, Chairman, also wishes to announce that the Board of Directors has appointed Alex Black as President. Mr. Black replaces Mr. Feisal Somji as President while Mr. Somji takes on the role of Vice President Corporate Development, where he will be responsible for formulating strategies for the future growth of the Company.

The realignment of management is part of the original strategy of the board upon the amalgamation of Mexican Silver Mines Ltd. and Rio Alto where Mr. Somji took on the role of President to complete the corporate merger of the two companies and work with Mr. Black and Anthony Hawkshaw to finance the Company to achieve its goal of bringing the La Arena gold oxide project into production by the end of 2010. As President, Mr. Black will focus on the development of the La Arena gold oxide project into production and evaluate the economic feasibility of the copper/gold/molybdenum sulphide project at La Arena.

Mr. Black who lives in Lima, Peru has 29 years experience in the mining industry. He holds a BSc in Mining Engineering from the University of Southern Australia and is a member of the Australian Institute of Mining and Metallurgy. He founded Rio Alto S.A.C. in 2006 and played a key role in the identification and acquisition of the La Arena Project.

Mr. Somji holds a BSc from the University of British Columbia and an MBA from Queens University. He has been successful at identifying mineral exploration prospects, funding them and ultimately taking several companies public. He was instrumental in the combination of Mexican Silver Mines and Rio Alto.

Dr. Klaus Zeitler commented "We are very excited to have attracted J.P. Morgan Asset Management as our largest shareholder and as a strategic investor. Its investment in Rio Alto validates our strategy of becoming a gold producer by the end of 2010 and the future potential of the La Arena project. This financing by JP Morgan, along with the recently announced gold prepayment facility from a leading New York based fund, means that Rio Alto is now fully funded to gold production and provides funds to unlock additional value at La Arena through exploration and initiating a definitive feasibility study on the La Arena sulphide project. I am also very excited about our management realignment. It streamlines management of the Company by giving Alex responsibility for building the La Arena gold oxide project and it allows Feisal to focus on seeking out new growth opportunities.”

Additionally, Rio Alto Mining Limited is pleased to announce that 3,498,000 warrants, of the 4,800,000 warrants which expired on May 30, 2010, have been exercised at 50 cents. The gross proceeds from these exercises were $1,749,000. All unexercised warrants expired May 30, 2010.

This news release contains certain forward-looking information including statements concerning the expected timing of and funding for the expected production from the La Arena gold mine. All statements included herein, other than statements of historical fact, are forward-looking information and such information involves various risks and uncertainties. There can be no assurance that such information will prove to be accurate, and actual results and future events could differ materially from those anticipated in such information. A description of assumptions used to develop such forward-looking information and a description of risk factors that may cause actual results to differ materially from forward-looking information can be found in Rio Alto's disclosure documents on the SEDAR website at www.sedar.com. Rio Alto does not undertake to update any forward-looking information except in accordance with applicable securities laws.

To learn more about Rio Alto Mining Limited, please visit: www.rioaltomining.com.

ON BEHALF OF THE BOARD OF
RIO ALTO MINING LIMITED

Dr. Klaus Zeitler
Chairman
FOR FURTHER INFORMATION, CONTACT:

Alejandra Gomez, Investor Relations
Phone: 604.628.1401
Fax: 866.393.4493
Email: alejandrag@rioaltomining.com

Web: www.rioaltomining.com

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts the responsibility for the adequacy or accuracy of this release.